SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON orders & revenues reflect current demand level trough / AIXTRON accelerates R&D investments through market downturn / EBIT profitability target for 2012 reiterated

Aachen, Germany, April 26, 2012 - AIXTRON SE (ISIN DE000A0WMPJ6, DE000A1MMEF7), a leading provider of deposition equipment to the global semiconductor industry, opened fiscal year 2012 as expected with subdued Q1 revenues of EUR 42.0m and a correspondingly negative EBIT of EUR -18.3m, reflecting the current trough level market demand. Despite the difficult market conditions, the Company remains focused on delivering further improvements to existing products and services and on accelerating specific strategic R&D investments aimed at developing new products for future market opportunities. For the full year 2012, Management reiterated the target of remaining EBIT profitable.

Key Financials

	2012	2011		2012	2011
(in EUR million)	Q1	Q1	Q1-Q1	Q1	Q4	Q1-Q4
Revenues	42.0	205.4	-80%	42.0	140.1	-70%
Gross profit	10.3	104.2	-90%	10.3	11.8	-13%
Gross margin	25%	51%	-26 pp	25%	8%	17 pp
Operating result (EBIT)	-18.3	74.9	-124%	-18.3	-16.9	-8%
EBIT margin	-44%	36%	-80 pp	-44%	-12%	-32 pp
Net result	-12.3	52.3	-124%	-12.3	-10.9	-13%
Net result margin	-29%	25%	-54 pp	-29%	-8%	-21 pp
Net result per share - basic (EUR)	-0.12	0.52	-123%	-0.12	-0.11	-9%
Net result per share - diluted (EUR)	-0.12	0.51	-124%	-0.12	-0.11	-9%
Equipment order intake	31.5	210.3	-85%	31.5	29.3	8%
Equipment order backlog (end of period)	136.2	321.1	-58%	136.2	141.0	-3%

Financial Highlights

With the considerable reduction in order intake during the second half of 2011, in line with expectations Q1/2012 revenues came in at EUR 42.0m for the quarter, 80% down on the EUR 205.4m a year before, and 70% lower sequentially (Q4/2011: EUR 140.1m). Gross profit decreased by 90% compared to the previous year from EUR 104.2m to EUR 10.3m and 13% sequentially (Q4/2011: EUR 11.8m).

Consequently, and as already predicted by Management in Q4/2011, Q1/2012 finished EBIT negative at EUR -18.3m, compared to EUR 74.9m in Q1/2011 and EUR -16.9m in Q4/2011.

The consolidated net result of the AIXTRON Group came in at EUR -12.3m for Q1/2012 (Q1/2011: EUR 52.3m; Q4/2011: EUR -10.9m).

Heavily influenced by fragile consumer confidence, credit tightness, reduced subsidies and ongoing customer overcapacity, the Company's order intake visibility remains limited. The Q1/2012 order intake of EUR 31.5m was sequentially broadly in line with the Q4/2011 level of EUR 29.3m (Q1/2011: EUR 210.3m) which suggest that the current order levels may represent the trough level of the current cycle. Despite the current market conditions, AIXTRON Management contiues to be convinced that the development of a sustainable LED lighting industry will follow this uncertain transitory period. Set against this difficult environment, the Company remains focused on delivering further improvements to existing products and services and on accelerating specific strategic R&D investments focused on developing new products for future market opportunities. This strong R&D focus is reflected in the 32% year on year increase in R&D costs of EUR 16.4m in Q1/2012 (Q1/2011: EUR 12.4m) and the 12% sequential increase compared to the prior quarter (Q4/2011: EUR 14.6m), and additionally in the increased average number of 325 R&D employees in Q1/2012 compared to 316 in Q4/2011 and 252 in Q1/2011.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON offered the following comment on the current business and market situation: 'Times are undoubtedly very tough - but we remain convinced that we have built a strong and resilient foundation to our business, designed to protect the Company in the difficult climate that the whole industry is currently operating in. Furthermore, we have significantly enhanced our existing product portfolio over the last 18 months, so that we are confident of being highly competitive in the event of a sudden upturn of demand in the market. Additionally, despite the very volatile current economic environment, we have more than just sustained our MOCVD R&D efforts, we have accelerated our investments into both next generation MOCVD products and other 'Beyond LED' products that we believe are necessary to support our longer-term ambitions.'

Outlook

Unfortunately, order intake visibility has not improved to the point where AIXTRON Management can yet predict a full year revenue figure. Nevertheless, the Company still targets to remain EBIT profitable in 2012 under the current circumstances. On a more positive note; there continues to be solid evidence of emerging new LED lighting product developments, increasingly proactive government engagements and clear company positioning investments.

Financial Tables

The Q1/2012 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors, Reports/Presentations', as part of AIXTRON's quarterly financial report for the first quarter of 2012.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, April 26, 2012, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2012 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6, DE000A1MMEF7; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	April 26, 2012	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO